

August 26, 2013

Via E-mail
Michael J. Foster
Senior Vice President, General Counsel & Secretary
Tronox Limited
One Stamford Plaza
263 Tresser Boulevard, Suite 1106
Stamford, Connecticut 06901

>   **Re: Tronox Limited**
>   **Amendment No. 3 to Registration Statement on Form S-4**
>   **Filed August 19, 2013**
>   **File No. 333-189308**

Dear Mr. Foster:

    We have reviewed your response letter and the above-referenced filing, and have the following comments.

Prospectus Cover Page

1. We note that you have commenced the offer prior to effectiveness of the registration statement. The preliminary prospectus disseminated in an exchange offer must be complete and contain all required information. Accordingly, please remove the language that the "prospectus is not complete" and "Subject to Completion" from the cover page of the prospectus. Please see question I.E.2 of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

Exhibit 5.3

2. We note that Section 3.7 states that in no circumstance can any person that the opinion is provided to pursuant to paragraph 3.6 rely on the opinion. Paragraph 3.6 states that the opinion may be disclosed "as a filing with the Securities and Exchange Commission as an exhibit to the Registration Statement." The limitation in Section 3.7 suggests that purchasers in the offering who receive the opinion as part of the Registration Statement are not entitled to rely on the opinion. Such a limitation on reliance is not acceptable. Please delete this limitation. See Staff Legal Bulletin No. 19 (Oct. 2011).

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Al Pavot, Staff Accountant, at 202-551-3738 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or myself, at 202-551-3765 with any other questions.

Sincerely,

/s/ Terence O'Brien for

Pamela A. Long
Assistant Director

cc: Christian O. Nagler, Esq. (*via E-mail*)
        Kirkland & Ellis LLP